Exhibit 99.1
AMER SPORTS ANNOUNCES PRELIMINARY 2024 FINANCIAL RESULTS
HELSINKI (January 13, 2025) – Ahead of participating in the 27th annual ICR conference this week, Amer Sports Inc. (NYSE: AS) (“Amer Sports” or the “Company”) today announced preliminary revenue and adjusted operating margin results for fiscal year 2024, as well as provided a balance sheet update. The Company will report fourth quarter and fiscal year 2024 financial results on February 25, 2025, and will provide detailed results and 2025 guidance at that time.
Amer Sports expects full year 2024 revenue growth to be at the high end of the previous guidance range of 16–17% despite rising headwinds related to unfavorable foreign currency exchange rate fluctuations in the fourth quarter. The Company also expects full year 2024 adjusted operating margin to be at the high end of the previous guidance range of 10.5–11.0%. In addition, Amer Sports announced that it has repaid all $1.2 billion of its outstanding term loans in the fourth quarter and expects fiscal year 2025 adjusted net finance costs to approximate $120 million, as compared to the previous guidance of $180-190 million.
CFO Andrew Page commented "Despite increasing currency headwinds, our portfolio delivered another strong quarter of growth and profitability to close out 2024, with all segments and regions delivering solid top-and bottom-line results. Furthermore, our recent capital raise and strong cash conversion in the fourth quarter has allowed us to pay down more than half of our debt prior to year end and significantly deleverage our balance sheet.” Page concluded by saying "Looking forward, led by the continued global expansion of our flagship Arc’teryx brand as well as Salomon footwear, we are well positioned to deliver sustainable long-term growth and margin expansion.”
ABOUT AMER SPORTS
Amer Sports is a global portfolio of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Peak Performance, Atomic, and Armada. Our brands are known for their detailed craftsmanship, unwavering authenticity, and premium market positioning. As creators of exceptional apparel, footwear, and equipment, we pride ourselves on cutting-edge innovation, performance, and designs that allow elite athletes and everyday consumers to perform their best.
With over 12,700 employees globally, Amer Sports’ purpose is to elevate the world through sport. Our vision is to be the global leader in premium sports and outdoor brands. With corporate offices in Helsinki, Munich, Kraków, New York, and Shanghai, we have operations in 40+ countries and our products are sold in 100+ countries. Amer Sports generated $4.4 billion of revenue in 2023. Amer Sports, Inc. shares are listed on the New York Stock Exchange. For more information, visit www.amersports.com.

NON-IFRS MEASURES
Adjusted gross profit margin, adjusted SG&A expenses, adjusted operating profit margin, adjusted EBITDA, adjusted net income/(loss) attributable to equity holders, and adjusted diluted income/(loss) per share are financial measures that are not defined under IFRS Accounting Standards. Adjusted gross profit margin is calculated as adjusted gross profit divided by revenue. Adjusted gross profit is calculated as gross profit excluding amortization related to certain purchase price adjustments (PPA) in connection with the acquisition and delisting of Amer Sports in 2019 and restructuring expenses. Adjusted SG&A also excludes PPA amortization, as well as adjustments to exclude restructuring expenses, expenses related to transaction activities, expenses related to certain legal proceedings, and certain share-based payments. Adjusted operating profit margin is calculated as adjusted operating profit divided by revenue. Adjusted operating profit is calculated as income/(loss) before tax with adjustments to exclude PPA amortization, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, certain share-based payments, finance costs, loss on debt extinguishment, and finance income. EBITDA is calculated as net income/(loss) attributable to equity holders of the Company, plus net income attributable to non-controlling interests, income tax expense, finance cost, loss on debt extinguishment, depreciation and amortization and minus finance income, from both continuing and discontinued operations. Adjusted EBITDA is calculated as EBITDA with adjustments to exclude results from discontinued operations, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings and certain share-based payments. Adjusted net income/(loss) attributable to equity holders is calculated as net income/(loss) attributable to equity holders with adjustments to exclude PPA amortization, loss from discontinued operations, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, certain share-based payments, loss on debt extinguishment and related income tax expense. “Omni-comp” is defined as year-over-year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.
The Company believes that these non IFRS measures, when taken together with its financial results presented in accordance with IFRS Accounting Standards, provide meaningful supplemental information regarding its operating performance and facilitate internal comparisons of its historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, adjusted EBITDA and adjusted net income/(loss) are helpful to investors as they are measures used by management in assessing the health of the business and evaluating operating performance, as well as for internal planning and forecasting purposes. Non-IFRS financial measures however are subject to inherent limitations, may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as an alternative to IFRS measures. The supplemental tables below provide reconciliations of each non-IFRS financial measure presented to its most directly comparable IFRS Accounting Standards financial measure.

FORWARD LOOKING STATEMENTS
This press release includes estimates, projections, statements relating to the business plans, objectives, and expected operating results of the Company that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “target,” “outlook,” “believes,” “intends,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology. These forward looking statements include, without limitation, guidance and outlook statements, our long-term targets and algorithm, statements regarding our ability to meet environmental, social and governance goals, expectations regarding industry trends and the size and growth rates of addressable markets, and statements regarding our business plan and our growth strategies. These statements are based on management’s current expectations but they involve a number of risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of factors relating to, without limitation: the strength of our brands; changes in market trends and consumer preferences; intense competition that our products, services and experiences face; harm to our reputation that could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders; reliance on technical innovation and high-quality products; general economic and business conditions worldwide, including due to inflationary pressures; the strength of our relationships with and the financial condition of our third-party suppliers, manufacturers, wholesale partners and consumers; ability to expand our DTC channel, including our expansion and success of our owned retail stores and e-commerce platform; our plans to innovate, expand our product offerings and successfully implement our growth strategies that may not be successful, and implementation of these plans that may divert our operational, managerial and administrative resources; our international operations, including any related to political uncertainty and geopolitical tensions; our and our wholesale partners’ ability to accurately forecast demand for our products and our ability to manage manufacturing decisions; our third party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; the cost of raw materials and our reliance on third-party manufacturers; our distribution system and ability to deliver our brands’ products to our wholesale partners and consumers; climate change and sustainability or ESG-related matters, or legal, regulatory or market responses thereto; changes to trade policies, tariffs, import/export regulations, anti-competition regulations and other regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations; ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies and proprietary information and processes; ability to defend against claims of intellectual property infringement, misappropriation, dilution or other violations made by third parties against us; security breaches or other disruptions to our IT systems; changes in government regulation and tax matters; our ability to remediate our material weakness in our internal control over financial reporting; our relationship with our significant shareholders; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.
FOR ADDITIONAL INFORMATION
Investor Relations:
Omar Saad
Senior Vice President Group Investor Relations and Capital Markets
omar.saad@amersports.com
Media:
Reeta Eskola
Director, Communications
reeta.eskola@amersports.com
Source: Amer Sports, Inc.

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